Textmunications Holdings, Inc.

1940 Contra Costa Boulevard

Pleasent Hill, CA, 84523

October 7, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Textmunication Holdings, Inc.

Amendment No. 3 to Registration Statement of Form S-1

Filed September 18, 2014

File No. 333-196598

Dear Mr. Mills-Apenteng:

I write on behalf of Textmunication Holdings, Inc., (the “Company”) in response to Staff’s letter of October 6, 2014, by Maryse Mills-Apenteng, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed September 18, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Description of Securities

Convertible Promissory Notes, page 18

1. Please file your convertible promissory notes dated May 29, 2014 and July 7, 2014 as exhibits to your registration statement. Additionally, include a discussion of these notes under Recent Sales of Unregistered Securities on page II-2.

In response to this comment, the Company included copies of the notes in the amended registration statement and a discussion about the notes under Recent Sales of Unregistered Securities.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Wais Asefi

Wais Asefi

Enclosure (Acknowledgment by the Company)